W. BRINKLEY DICKERSON, JR. 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone 404.885.3900 facsimile troutmansanders.com

January 6, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3-08

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Arris Group, Inc.

Form 10-K for the year ended December 31, 2010

Filed February 25, 2011

File No. 000-31254

Dear Mr. Spirgel:

The following are the responses of Arris Group, Inc. (“Arris”) to the Staff’s comments on the Form 10-K for the fiscal year ended December 31, 2010. We are submitting this letter on behalf of Arris, and the terms “we,” “our” and “the Company” in the following responses refer to Arris.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis…, page 31

Industry Conditions, page 32

Comment No. 1:

In response to comment 1 from our fiscal 2009 Form 10-K comment letter dated May 6, 2010 you committed in future filings to “expand [your] discussion in [your] MD&A, to the extent practical, to more clearly address how known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on [your] financial condition or operating performance will impact [your] results of operations.” We note, however, few revisions to the “Industry Conditions” section and no revisions which serve to clearly address how such trends will impact your results of operations. Confirm that you will address our prior comment in your fiscal 2011 Form 10-K and tell us how.

Securities and Exchange Commission

January 6, 2012

Response:

When we prepared our 2010 Form 10-K, we thoroughly considered our response to Staff’s May 6, 2010, comment letter, and concluded that, with respect to “known trends and uncertainties,” the Form 10-K was fully responsive to both Regulation S-K, Item 303 as well as our commitment in response to the Staff’s comment. We note, for instance, the discussion beginning on page 32 under the caption “Industry Conditions” where, in twelve captioned paragraphs, we discussed known trends and uncertainties in a systematic and detailed manner providing a more thorough discussion than we believe Item 303 requires. For instance, we discussed competition between our traditional customers and other providers of services to the ultimate consumers, trends in advertising that could impact demand for our products, macro economic trends, trends with respect to services offered, trends with respect to technological advances, and consolidation in our own industry. We go further, and on pages 34 through 36, under the caption “Our Strategy and Key Highlights,” we discuss known trends and uncertainties as well. In addition, although not directly responsive to Item 303, we note that in Part I, Item 1, under the caption “Industry Overview” we also discuss known trends and uncertainties. Given the nature of the known trends and uncertainties, it is not possible, and would be purely speculative, to even attempt to quantify the impact of such trends on operating results. We will continue to review this disclosure in connection with our 2011 Form 10-K.

Financial Statements

Note 12. Goodwill and Intangible Assets, page 88

Comment No. 2:

Please refer to your 2010 impairment analysis. We note that the MCS reporting unit valuation included the “probability weighted cash flows conditional upon favorable outcome of litigation the Company is currently pursuing against another Company.” We also note that the MCS reporting unit was at risk of failing step one with the exclusion of such cash flows. Please tell us why the inclusion of such cash flows in the determination of the MCS reporting unit valuation was appropriate. Refer to your basis in the accounting literature. In addition, tell us the amount of impairment you would have recognized if the valuation excluded the assumed cash flows from a favorable outcome of the litigation.

Response:

As noted in the table included in Part II, Item 7, under the caption “Critical Accounting Policies” on page 58 of our 2010 Form 10-K, excluding the contingent cash flows from

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January 6, 2012

the litigation, the fair value of the MCS reporting unit still exceeded its carrying value as of October 1, 2010. Therefore, no impairment would have been recognized had we excluded any cash flows from an assumed favorable outcome of the litigation. To the extent applicable in 2011, we will make similar disclosure in both Part II, Item 7 and in the footnotes to the Audited Financial Statements.

To determine the fair value of the MCS reporting unit, Arris used the definition of fair value as provided in ASC 820-10-35-3. Due to the hypothetical nature of determining the fair value of a reporting unit at the measurement date, the requirement to determine the amount an asset would be exchanged for in an orderly transaction between market participants would implicitly include expectations regarding contingencies associated with the reporting unit, because a market participant would assign risk and probabilities to such contingencies in the determination of fair value.

Because fair value could not be determined based on a quoted market price, Arris used an income approach as permitted by ASC 820-10-35-16B. Arris further applied the guidance in ASC 820-10-35-32 and converted future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement was based on the expected future cash flows specific to the reporting unit. In order to capture all cash flows, the valuation included probability weighted cash flows conditional upon the favorable outcome of litigation Arris currently is pursuing against another company, in which Arris’ judgment (based on discussions with external legal counsel) is more likely than not to be successful, just as was done with the cash flows associated with sales we expect to be consummated in the future. For the Staff’s information, this case arose out of a lawsuit originally won in May 2002 with double damages for patent infringement being awarded to a predecessor company acquired by Arris. The case was appealed by the defendant, and our predecessor prevailed in all respects in March 2006. In March 2007, the defendant filed for reexamination in the US Patent and Trademark Office and, ultimately, the patent (now owned by Arris) was upheld in all relevant respects. Arris filed a motion for contempt in July 2009 in the original lawsuit seeking an injunction and damages for the patent infringement plus exemplary damages for continuing patent infringement subsequent to the calculation date for damages through which the original judgment was awarded and paid. In the contempt proceedings, discovery has been completed and a substantive hearing has been held. In that hearing, the judge concluded that the contempt proceeding was the appropriate vehicle for resolution of the case and indicated in his written opinion that he was inclined to find in Arris’ favor. The judge has not determined whether an additional hearing will be necessary or what the scope of that hearing will be. Arris also has assessed the defendant’s credit worthiness and ability to pay this judgment and believes the cash flows reflected in the analysis are collectible.

Securities and Exchange Commission

January 6, 2012

Note 20. Summary Quarterly Consolidated Financial Information (unaudited), page 105

Comment No. 3:

Please refer to footnote (1). Tell us in more detail the factors you considered in concluding that the error was immaterial under SAB Topic 1.M (SAB 99).

Response:

As part of our 2010 financial statement close process, in evaluating whether or not the disclosed error was immaterial, we considered all of the factors outlined in SAB Topic 1.M (SAB 99). To summarize, we evaluated and documented the following:

Quantitative Factors – In order to arrive at a quantitative conclusion, we analyzed the impact on each quarter in 2010. In doing so, we considered Net Sales, Net Income, and Net Income Per Diluted Share to examine the impact from a quantitative perspective. We also referred to our materiality planning utilized in scoping our internal control processes, and reviewed the materiality based upon 2010 results.

Arris prepared an analysis of the impact of the error to the Statement of Operations. The quarter most significantly impacted was the third quarter of 2010, as the effects in the first and second quarters of 2010 and prior quarters were inconsequential (less than $200,000 of Net Income or $0.0013 per share.) Arris disclosed the third quarter impact on Net Sales, Net Income, and Net Income Per Diluted Share in Note 20 to the Audited Financial Statements.

Additionally, Arris assessed the impact of making a cumulative adjustment in the fourth quarter of 2010, and disclosed the resulting impact on Net Sales, Net Income, and Net Income Per Diluted Share.

The impact of the error on the nine months ended September 30, 2010 was a 1% change to Net Sales and a 5.7% change to GAAP Net Income and Net Income Per Diluted Share, and a 3.5% change to Non-GAAP Net Income and Net Income Per Diluted Share. As measured against full year Net Income and Net Income Per Diluted Share the impact of the error on the nine months ended September 30, 2010 was 4.7% to GAAP results and 2.7% to Non-GAAP results. The impact on GAAP third and fourth quarters was disclosed in the footnotes. Further, Arris evaluated the error on its balance sheet. The most significant impact was to September 30, 2010, where the error resulted in a difference of less that 4% on current liabilities, which in Arris’ judgment was immaterial. Arris also noted that there was no impact to net cash flows from operating, investing, and financing activities on the cash flow statements for any period.

Securities and Exchange Commission

January 6, 2012

Based on the analysis above it was Arris’ judgment that the error was quantitatively immaterial.

Qualitative Factors — SFAS 154 and the related SEC FAQs were consulted to arrive at relevant qualitative factors to consider. Below is a discussion with respect to factors we considered to be relevant:

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate? The error was the result of an oversight in the Company’s revenue recognition analysis. Although the Company’s overall revenue recognition policy is judgmental, the error was not impacted by any estimates or professional judgment.

Does the misstatement mask a change in earnings or other trends? No, the effects the error did not change any of the quarters or year-to-date period materially. The most significant impact on an individual fiscal quarter would have been the third quarter of 2010. However, our non-GAAP earnings per share (the metric most used by our investors and analysts) would still have been within the range of our guidance for the third quarter. The range that we guided for non-GAAP EPS in the third quarter was $0.16 - $0.20 per share and the actual non-GAAP EPS was $0.19 per share. The adjusted non-GAAP EPS amount considering the impact of the error also would have been within the range at $0.17. Additionally, Arris assessed the impact of the cumulative adjustment and out-of-period impact in the fourth quarter of 2010 for the error. Based on our assessment of the impact of the error on our revenue, GAAP earnings per share, and non-GAAP earnings per share both with and without the adjustment would still be in the range of our guidance for the fourth quarter.

Was the misstatement the result of an isolated incident? Yes.

Was there intent to manage earnings? No, there was no intent to manage earnings.

Does the misstatement affect compliance with loan covenants? No. Arris has no debt subject to covenants.

Does the misstatement affect compliance with regulatory requirements? No.

Does the misstatement involve the concealment of an unlawful act? No.

Securities and Exchange Commission

January 6, 2012

Does the misstatement conceal an unlawful transaction? No.

Does the misstatement hide a failure to meet analyst consensus expectations? No, analyst consensus expectations would have been met even if the error had been recorded in the third quarter of 2010.

Does the misstatement change a loss into income or vice versa? No.

Does the misstatement affect management compensation? No.

Based upon this qualitative analysis, coupled with the quantitative analysis, it was Arris’ judgment that the error was immaterial. We discussed these factors with our Audit Committee and with our registered public accounting firm prior to the filing of our 2010 Form 10-K

Definitive Proxy Statement Incorporated by Reference Into Part III

Executive Compensation, page 21

Key Considerations, page 23

Comment No. 4:

In comment 4 to from our fiscal 2009 Form 10-K comment letter dated June 3, 2010, we noted your references to survey data and asked you to explain the nature of the data (e.g., what specific elements of compensation were reviewed) and to explain how this data was used in making determinations about any executive’s compensation. In response you committed in future proxy statements to “either delete the references to the secondary data or, should the secondary data play a material role in the Compensation Committee’s decisions, identify the source of the data (and the data’s attributes) and how it was utilized.” We note the presence of secondary data in your fiscal 2010 proxy statement, but without explanation. Please explain and tell us how you will comply with our prior comment in your fiscal 2011 proxy statement.

Response:

The 2011 proxy statement indicates that the Committee retains a consultant to review peer group data and identified survey data from several sources. We do this to utilize what we understand to be best practices in confirming that pay levels and opportunities are at appropriate levels. The structure of our annual incentive program and long-term incentive program also are reviewed with these advisors. This independent review includes base compensation levels, annual incentive opportunities and long-term

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January 6, 2012

incentive opportunities. The 2012 proxy materials will be enhanced to discuss more clearly what elements of compensation our consultants review.

*        *        *         *

We appreciate the assistance the Staff has provided with its comments on our filings. We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. If you have any questions please do not hesitate to call me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.
W. Brinkley Dickerson, Jr.

cc:    Mr. David Potts (Arris)

Arris Group, Inc.

January 6, 2011

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Form 10-K for the year ended December 31, 2010
Filed February 25, 2011

Dear Mr. Spirgel:

Arris Group, Inc. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Arris Group, Inc.

By: /s/ David Potts
David Potts